Exhibit 19
Praxis Precision Medicines, Inc.
Insider Trading Policy

In order to mitigate the risk of insider trading violations by officers, directors, employees and other related individuals of Praxis Precision Medicines, Inc. (the “Company”) and its subsidiaries, the Company has adopted this Insider Trading Policy (the “Policy”).

Statement of Intent

The Company opposes the misuse of material nonpublic information in the trading of securities and it is the intent of this Policy to implement procedures designed to prevent trading based on material nonpublic information regarding the Company, including any of its subsidiaries. The Company also wishes to discourage certain trading in its securities by its officers, directors, employees and other related individuals that may be contrary to the interests of our shareholders. The term "officers" herein shall be defined as under Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Covered Parties

The Policy covers officers, directors and all other employees of, or consultants or contractors to, the Company or its subsidiaries, as well as their immediate families, and members of their households, and any entities controlled by individuals subject to the Policy, including any corporations, partnerships or trusts (“Insider(s)”). Directors, officers, employees, consultants and contractors subject to this Policy are responsible for ensuring that members of their immediate families and households comply with this Policy.

This Policy shall not apply to any entity controlled by an Insider that engages in the investment of securities in the ordinary course of its business if such entity has established its own insider trading controls and procedures in compliance with applicable securities laws and an Insider has represented to the Company that such entity: (a) engages in the investment of securities in the ordinary course of its business; (b) has established insider trading controls and procedures in compliance with applicable securities laws; and (c) is aware such securities laws prohibit any person or entity who has material nonpublic information concerning the Company from purchasing or selling securities of the Company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell securities.

Covered Transactions

This Policy applies to all transactions in the Company’s securities, including common stock, options for common stock and any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, as well as to derivative securities relating to the Company’s stock, whether or not issued by the Company, such as publicly-traded options.

Prohibited Transactions

No Insider shall engage in any transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell, while in possession of material nonpublic information relating to the Company and/or its securities.

No Insider shall disclose (“tip”) material nonpublic information about the Company or its subsidiaries to any other person where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such Insider or related person make recommendations or express opinions on the basis of material nonpublic information as to trading in the Company’s securities.

No Insider shall engage in any transaction involving the purchase or sale of another company’s securities while in possession of material nonpublic information about such company when that information is obtained in the course of employment with, or the performance of services on behalf of, the Company and for which there is a relationship of trust and confidence concerning the information.

Permitted Transactions

The prohibition on transactions in the Company’s securities under this Policy do not apply to the following permitted transactions:

•purchases of the Company’s securities by an Insider from the Company, including without limitation pursuant to an employee stock purchase plan, or sales of the Company’s securities by an Insider to the Company;
•exercises of stock options or other equity awards or the surrender of shares to the Company in payment of the exercise price or in satisfaction of any tax withholding obligations in a manner permitted by the applicable equity award agreement, or vesting of equity-based awards, that in each case do not involve a market sale of the Company’s securities (the “cashless exercise” of a Company stock option through a broker does involve a market sale of the Company’s securities, and therefore would not qualify under this exception);
•bona fide gifts of the Company’s securities, unless the person making the gift has reason to believe, or is reckless in not determining, that the recipient intends to sell the securities while the donor is in possession of material nonpublic information about the Company; or
•purchases or sales of the Company’s securities made pursuant to a plan entered into and conducted in good faith in accordance with the Exchange Act Rule 10b5-1 (“Rule 10b5-1”). For more information about Rule 10b5-1 trading plans, see “10b5-1 Trading Plans” below.

Other Prohibited Transactions

No officer or director shall, at any time, engage in any transactions involving any short sales, hedging or derivatives of Company securities, including trading in futures and derivative securities and engaging in hedging activities relating to Company securities, including exchange traded options, puts, calls, collars, forward sale contracts, equity swaps, exchange funds or other arrangements or instruments designed to hedge or offset decreases in the market value of our securities, purchases of the Company’s securities on margin (other than in connection with a cashless exercise of stock options through a broker under the Company’s equity plans), or pledge of the Company’s securities as collateral to secure loans. While employees (other than officers) are not prohibited by this Policy from engaging in these transactions, the Company discourages employees from such activity because there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if Insiders engage in these transactions. In addition, these types of transactions may result in transactions in Company securities during a Closed Window (defined below). Limit orders with brokers should not extend into a Closed Window and be cancellable upon an imposition of a Closed Window. Employees interested in trading during a Closed Window should look into adopting a 10b5-1 trading plan, as described in “10b5-1 Trading Plans” below.

Trading Window

The Company has determined that all officers, directors, and those other persons identified on Attachment 1 hereto (as may be amended from time to time by the Compliance Officer (as defined below)), shall be prohibited from buying, selling or otherwise effecting transactions in any stock or other securities of the Company or derivative securities thereof during a “Closed Window,” except for purchases and sales made pursuant to the permitted transactions described in “Permitted Transactions” above. The Closed Window shall remain in effect until the Company communicates that it is opening the window to permit trading in any stock or other securities of the Company or derivative securities thereof, which the Company anticipates will occur each fiscal quarter. In addition, from time to time, the Company, through the Company’s Board of Directors (the “Board of Directors”), the Company’s disclosure committee or the Compliance Officer, may recommend that officers, directors, employees or others suspend trading in the Company’s securities because of developments that have not yet been disclosed to the public. All of those affected should not trade in the Company’s securities while the suspension is in effect, and should not disclose to others that the Company has suspended trading.

Exceptions to a Closed Window may be approved only by the Compliance Officer or, in the case of an exception for the Compliance Officer or persons or entities subject to this policy as a result of their relationship with the Compliance Officer, the Chief Executive Officer or, in the case of exceptions for directors or persons or entities subject to this policy as a result of their relationship with a director, the Board of Directors.

It should be noted that even outside of a Closed Window, any person possessing material nonpublic information should not engage in any transactions in the Company’s securities.

Pre-clearance of Trades and Other Transactions by Officers and Directors

All officers, directors, employees, consultants and contractors of the Company (the “Pre-Clearance Persons”) must refrain from all transactions (including without limitation, acquisitions and dispositions of Company stock (including by gift), the exercise of stock options and the sale of Company stock issued upon exercise of stock options) in the Company’s securities, even outside of a Closed Window, without first seeking pre-clearance from the Compliance Officer or his/her designee, or, in the event the Compliance Officer is seeking pre-clearance, the Company’s Chief Financial Officer, and obtaining pre-clearance to effect a transaction in the Company’s securities.

In addition, all officers and directors are required to comply with Section 16 of the Exchange Act, and related rules and regulations which set forth reporting obligations as well as limitations on “short swing” transactions. The Company is available to assist in filing Section 16 reports, however, the obligation to comply with Section 16 is personal. Please direct any inquiries concerning compliance to the Compliance Officer. Officers and directors who wish to pledge the Company's stock as collateral after October 15, 2020 must first contact the Company's Compliance Officer to request an exemption and pre-clearance to enter into the transaction.

Post-Termination Transactions

If an individual is in possession of material nonpublic information when his or her service terminates, that individual may not trade in the Company’s securities until that information has become public or is no longer material.

10b5-1 Trading Plans

The Company permits all directors, officers and other employees to adopt trading plans in accordance with Rule 10b5-1 and otherwise pursuant to the Company’s procedure for adopting such a trading plan (a “Trading Plan”), including the Company’s guidelines for such plans attached hereto as Attachment 2 (the “Guidelines”). The restrictions on trading set forth in this Policy, including pre-clearance and Closed Windows, shall not apply to trades made pursuant to a 10b5-1 trading plan.
The Compliance Officer may impose such other conditions on the implementation and operation of the Trading Plan as the Compliance Officer deems necessary or advisable. Compliance of a Trading Plan with the terms of Rule 10b5-1 and the execution of transactions pursuant to the Trading Plan are the sole responsibility of the person initiating the Trading Plan, and none of the Company, the Compliance Officer, or the Company’s other employees assumes any liability for any delay in reviewing and/or refusing to approve a Trading Plan submitted for approval, nor the legality or consequences relating to a person entering into, informing the Company of, or trading under, a Trading Plan.
For more information concerning Trading Plans, contact the Compliance Officer.
Consequences for Violation

Employees who violate this Policy shall be subject to disciplinary action by the Company, which may include termination of employment, or ineligibility for future participation in the Company’s equity stock option and other incentive plans.

Pursuant to U.S. federal and state securities laws, Insiders may be subject to criminal and civil fines and penalties as well as imprisonment for engaging in transactions in the Company’s securities at a time when they have knowledge of material nonpublic information regarding the Company or its subsidiaries. In addition, Insiders may be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed material nonpublic information regarding the Company or its subsidiaries or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities.

Individual Responsibility and Limitation of Liability

Every officer, director and other employee, consultant and contractor has the individual responsibility to comply with this Policy, and the applicable laws of their jurisdiction. An Insider may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the material nonpublic information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting. Trading in the Company’s securities outside of a Closed Window should not be considered a “safe harbor,” and all directors, officers and other persons should use good judgment at all times.

Compliance Officer

The Company’s General Counsel, or such other person as the Board of Directors may designate from time to time, shall serve as the Insider Trading Compliance Officer (the “Compliance Officer”). The duties of the Compliance Officer shall include, but not be limited to, the following:
•Pre-clearing transactions and 10b5-1 trading plans as required under this Policy.
•Assisting, as requested, in the preparation and filing of Section 16 reports (Forms 3, 4 and 5) for Section 16 reporting persons.
•Serving as the designated recipient at the Company of copies of reports filed with the Securities and Exchange Commission (“SEC”) by Section 16 reporting persons under Section 16 of the Exchange Act.
•Periodically reminding all Section 16 reporting persons regarding their obligations to report and quarterly reminders of the dates that the Closed Windows described above begin and end.
•Circulating this Policy to all employees, including Section 16 reporting persons, on an annual basis.
•Assisting the Company in implementation of this Policy.

•Coordinating with Company counsel regarding compliance activities with respect to Rule 144 requirements and regarding changing requirements and recommendations for compliance with Section 16 of the Exchange Act and insider trading laws to ensure that this Policy is amended as necessary to comply with such requirements.
The duties may be delegated by the Compliance Officer to such other individuals as the Compliance Officer deems appropriate.

Definition of Material Nonpublic Information

It is not possible to define all categories of material information. However, information should be regarded as material if there is a substantial likelihood that it would be considered important to a reasonable investor in making an investment decision regarding the purchase or sale of the Company’s securities or if the information is likely to have a significant effect on the market price of the Company’s securities. Put another way, there must be a substantial likelihood that the information would be viewed by the reasonable investor as having significantly altered the total mix of information available in the market concerning the Company. Either positive or negative information may be material. Information is “nonpublic” if it is not available to the general public.

Questions concerning whether information is material nonpublic information can be directed to the Compliance Officer.

Attachment 1

Praxis employees

Praxis consultants and contractors

Attachment 2

Praxis Precision Medicines, Inc.: 10b5-1 Plan Guidelines

Praxis Precision Medicines, Inc.: 10b5-1 Plan Guidelines

Issue	Guidelines
Generally Applicable Guidelines
The 10b5-1 trading plan (a “Plan”) must be a written, binding agreement, which the Company may retain a copy of. The Compliance Officer must approve, in writing, each Plan, including any amendment or termination. Participants must enter into a Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5.

Designated Broker	Plans with respect to PRAX equity awards must be adopted through Fidelity.
Timing of Entering Into a Plan
There are limits on when a Plan can be adopted, so plan ahead. In short, a participant can only set up a Plan when: (1) the trading window under the Company’s Insider Trading Policy is open and (2) the participant does not possess material non-public information (“MNPI”) about the Company. The Plan must include a representation that, at the time of adoption, the participant does not possess any MNPI about the Company and is adopting the Plan in good faith and not as part of a plan or scheme to evade Rule 10b-5.

Preclearance of Plan
Before a Company insider adopts a Plan, the Compliance Officer (currently Alex Nemiroff) must pre-clear the Plan to ensure that the Company’s policies are being complied with and the selling stockholder does not have MNPI at the time the Plan is put into place. The pre-clearance review will focus on (i) the existence of MNPI, (ii) the Plan provisions regarding allocation of risk and responsibilities of broker, (iii) trading schedule and share amounts and (iv) termination and suspension rights and responsibilities of both the Company and the participant.
In order to use the affirmative defense provided by Rule 10b5-1, a Plan must be put in place while the insider does not have any MNPI and must be entered into in “good faith.” A participant does not get the benefit of the affirmative defense if a Plan is entered into while aware of MNPI, even if no trades will occur until that MNPI becomes public.

Number of Plans
A participant may have only one active Plan in place at a time. However, a single Plan may contain multiple trading strategies.
A participant may adopt a new Plan to replace an existing one, but only if the first scheduled trade under the new 10b5-1 trading plan does not occur before the last scheduled trade of the existing 10b5-1 trading plan.

Duration of Plan	Each 10b5-1 trading plan must have a term of at least 6 months but no longer than 24 months.

Cooling-Off Period
Section 16 reporting persons: A Plan must include a cooling-off period that extends to the later of 90 days after adoption or modification of a Plan or two business days after filing the Form 10-K or Form 10-Q covering the fiscal quarter in which the Plan was adopted, up to a maximum of 120 days.
Non-Section 16 employees and any other persons: A Plan must include a cooling-off period that extends 30 days after adoption or modification of a Plan.

Trading Schedule
The timing of trades under a Plan must be designed to avoid raising “red flags” and assist the insider in disputing a claim that the Plan was not entered into in good faith.
In designing the Plan, avoid setting trade dates that occur in close proximity to earnings releases or other known significant corporate developments or announcements.

Modifications and Terminations	Modifications to Plans are permitted only when the participant is not aware of any MNPI. Modifications to, and terminations of, a Trading Plan are subject to preapproval by the Compliance Officer and modifications of a Trading Plan that change the amount, price, or timing of the purchase or sale of the securities underlying a Trading Plan will trigger a new cooling-off period (as described above). .
Sales Outside of Existing Plan	Each individual cannot complete sales of shares subject to an active Plan (“Active Shares”) outside of the Plan. Note that sales of such Active Shares outside of a 10b5-1 plan could be viewed as “altering or deviating” from the approved 10b5-1 plan.
Compliance with Rule 144	Each Plan must provide for specific procedures to comply with Rule 144 under the Securities Act of 1933, as amended, including the filing of Forms 144, when applicable.
Section 16 Filings
Sales made on behalf of Section 16 filers pursuant to a Plan are required to be reported on Form 4 within two days of the sale. Each Plan must provide that the broker will promptly notify the participant and the Company of any trades under the plan so that, where required, the insider can make timely filings under the Exchange Act (i.e., no later than the close of business on the day of the trade).

The Form 4 must clearly indicate in footnotes that the sales were made pursuant to a Plan.

Public Disclosure of a Plan	The Company reserves the right to publicly disclose, announce, or respond to inquiries from the media regarding the adoption, modification, or termination of a Trading Plan and non-Rule 10b5-1 trading arrangements, or the execution of transactions made under a Trading Plan.

Automatic Suspensions and Terminations
Each Plan must suspend trades or terminate if legal, regulatory, or contractual restrictions are imposed on the insider, or other events occur that would prohibit sales under such a plan (e.g., change in control transactions or public offerings).

Company Not Party to the Plan	The Plan may not have the Company as party to the Plan, although it can have a representation by the participant to the effect that the Company has reviewed the Plan and that the Plan is in compliance with Company policy.